Multaq® (dronedarone)

Granted FDA Priority Review

for Patients with Atrial Fibrillation

Paris, France - August 8, 2008 – Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) announced today that U.S. Food and Drug Administration (FDA) has assigned priority review status for its New Drug Application (NDA) for Multaq® (dronedarone). The priority review period begins on July 31, 2008.

The priority review is granted to applications in which a new indication or new drug product, if approved, has a potential to present a safe and effective therapy where no satisfactory alternative exists compared to currently available therapies or marketed products.

A registration dossier is also under regulatory review by the European Medicines Agency (EMEA) for a Marketing Authorization Application.

“We are pleased that the FDA has designated Multaq® for priority review “ said Marc Cluzel, Senior Vice President, R&D for sanofi-aventis. “This follows the exciting results of the landmark ATHENA study that showed Multaq® significantly decreased the combined risk of cardiovascular hospitalisations and death from any cause in patients with Atrial Fibrillation”.

Atrial fibrillation is a major cause of hospitalisation and mortality and affects about 2.5 million people in the United States, as well as 4.5 million people in the European Union and is emerging as a growing public health concern due to an aging population. Patients suffering from atrial fibrillation have twice the risk of death, an increased risk of stroke and cardiovascular complications, including congestive heart failure. Furthermore atrial fibrillation considerably impairs patients’ lives, mainly because of their inability to perform normal daily activities due to complaints of palpitations, chest pain, dyspnoea, fatigue or light-headedness.

About Multaq® (dronedarone)

Dronedarone (brand name Multaq®) is an investigational new treatment for patients with atrial fibrillation, which has been discovered and developed by sanofi-aventis for the prevention and treatment of patients with atrial fibrillation or atrial flutter. Dronedarone is a multi-channel blocker that affects calcium, potassium and sodium channels and has anti-adrenergic properties. Dronedarone does not contain the iodine radical and did not show any evidence of thyroid or pulmonary toxicity in clinical trials.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMEA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2007. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

CONTACT

Philippe BARQUET

Tel: +33 (0)6.70.48.61.28

Email philippe.barquet@sanofi-aventis.com